Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

September 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 811-03213 and 002-73024

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the "Registrant") and its series the NVIT iShares Global Equity ETF Fund and NVIT iShares Fixed Income ETF Fund (each, a "Fund," and together, the "Funds"), below you will find the Registrant's responses to the comments conveyed by you on July 10, 2018, with regard to Post-Effective Amendment No. 206 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 23, 2018, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

General

1.	Comment: Comments given with respect to the NVIT iShares Global Equity ETF Fund should be carried over, as applicable, to the NVIT iShares Fixed Income ETF Fund.

Response: The Registrant has carried over comments as applicable.

NVIT iShares Global Equity ETF Fund: Fund Summary

2.
Comment: If appropriate, disclose in the fee table that the Fund may be charged an administrative services fee of up to 0.25%.  Include the administrative services fee as a subcaption under "Other Expenses."

Response: The Registrant respectfully declines the comment as there is no requirement in Item 3 that requires a Fund to include subcaptions.  Instruction 3(c)(iii) is clearly permissive rather than compulsory in terms of the subcaptions to Other Expenses.  Form N-1A states that "[t]he Fund may subdivide this caption into no more than three subcaptions that identify the largest expenses . . . ." (emphasis added).  Additionally, adding subcaptions under "Other Expenses" would make the fee table presentation more complex and potentially confusing to shareholders.  Finally, adding subcaptions under "Other Expenses" would make the fee table presentation in this Prospectus different from that of the Registrant's other Funds, and the Registrant wishes to maintain consistency across all of its Prospectuses.

3.	Comment: Please confirm that the Acquired Funds Fees and Expenses estimate of 0.08% is correct. If not, revise as necessary.

Response: The Registrant confirms that the Acquired Fund Fees and Expenses estimate of 0.08% is correct.

4.
Comment: Please revise the disclosure in footnote 2 to the Fee Table to clarify that the reimbursement by the Fund of fees and expenses waived by the Adviser is limited to a three-year period from the date, and not the month, that the fees were waived.

Response: The footnote has been revised as requested.

5.
Comment: Because the contractual expense limitation agreement expires less than two years from the date of the Prospectus, please revise the values in the "3 Years" column of the Expense Example calculation to reflect the application of the expense limitation for the one-year period only.

U.S. Securities and Exchange Commission

Response: The Registrant confirms that the values in the "3 Years" column of the Expense Example reflect the application of the expense limitation for the one-year period only.

6.	Comment: Because the Fund name includes the word "ETF," please disclose in the Principal Investment Strategies section that the Fund will invest at least 80% of its assets in underlying ETFs.

Response: The disclosure has been revised as follows:

The Fund invests, under normal circumstances, at least 80% of its net assets in equity securities through its investments in ETFs.

7.	Comment: Please revise the disclosure regarding the Fund's 80% policy to state that such policy applies to 80% of the Fund's net assets "plus any borrowings for investment purposes."

Response: The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

8.	Comment: Please amend the disclosure in the Principal Investment Strategy section to clarify that, while the Fund is diversified, it may invest in a small number of underlying ETFs.

Response: The Registrant notes that the requested disclosure already appears on page 3 of the Prospectus: "Although the Fund seeks to provide diversification across traditional equity asset classes, the Fund invests a significant portion of its assets in a small number of issuers (i.e., one or more Underlying Funds)."  The term "Underlying Funds" is defined earlier in the disclosure as "unaffiliated exchange-traded funds."

9.
Comment:  The Fund's concentration policy, as disclosed in the Principal Investment Strategies section, is unclear.  Please disclose whether the Fund, through its investments in Underlying Funds, will concentrate its investments in a particular group of industries or sectors, and if so, how.  Supplementally, please explain how this policy is consistent with the Fund's investment restrictions.  Also, please disclose whether the Underlying Index currently concentrates its investments in a particular group of industries or sectors, and if so, identify such industries or sectors.  Additionally, please disclose that to the extent that the Underlying Index concentrates its investments, the Fund will also concentrate its investments.   Finally, if the aggregate holdings of the Underlying Funds would

U.S. Securities and Exchange Commission

be concentrated in any sector or industry, please identify those sectors or industries and disclose any associated risks.

Response: The Registrant notes that, as disclosed in the SAI, the Fund has adopted a fundamental policy to not concentrate its investments in any industry or group of industries; however, a Fund may invest more than 25% of its total assets in securities of issuers in a particular industry if the concentration in such industry is the result of the weighting in a particular industry in one or more Underlying Funds.  Each Underlying Fund, as described in the Prospectus, tracks a specific Underlying Index.  The Registrant notes that the disclosure under "Principal Investment Strategies" already states, "The Underlying Funds will concentrate their investments in a particular industry, group of industries or market sector to approximately the same extent that the applicable Underlying Index is concentrated."  The Registrant notes that the subadviser does not control the Underlying Indices, and because the sector concentration of the Underlying Indices may change from time to time based on changes in the financial markets, the Registrant is unable to accurately disclose the specific sector concentration of the Underlying Indices in the Prospectus, although the Fund notes that "sector risk" is listed as a principal risk in the Prospectus.  Because each Underlying Fund tracks an Underlying Index, the Registrant is therefore also unable to disclose whether the aggregate holdings of the Underlying Funds would be concentrated in any specific industry.

10.
Comment:  In the Principal Risks section on page 4, please revise the disclosure following "sector risk" to identify any sectors or industries in which the Fund will principally invest along with the risks associated with investments in such sectors or industries.

Response: The Registrant notes that specific sector concentration for the Fund may vary significantly from period to period as the investment process does not predict holdings by sector.  The Registrant also notes that the current disclosure in the Prospectus for the Fund states, among other things, that the Underlying Funds may concentrate their investments in a particular industry or group of industries.  In addition, the Fund provides sector risk disclosure that states, among other things, that the Fund's performance is more susceptible to any economic, business or other developments which generally affect that sector.  As such, the Registrant believes that the current disclosure remains satisfactory and that specific sector risk disclosure may not accurately reflect the risks of the Fund as the sectors may change from time to time.  In addition, see the response provided above to Comment 9.

NVIT iShares Fixed Income ETF Fund: Fund Summary

11.	Comment: Please supplementally provide an estimate of the percentage of the Fund's assets that will be invested in below-investment grade mortgage backed

U.S. Securities and Exchange Commission

securities, and separately provide estimates of the percentages of the Fund's assets that will be invested in commercial mortgage backed securities and residential mortgage backed securities.

Response: The Fund's assets will be invested in Underlying Funds, all of which are exchange-traded funds, and not directly in below-investment grade mortgage backed securities, commercial mortgage backed securities, or residential mortgage backed securities (collectively, "MBS").  Although the Fund may have exposure to MBS through its investments in Underlying Funds, the Fund cannot provide a reasonable forecast of the expected percentage of this exposure, which may change due to market conditions, the subadviser's allocations of Fund assets among the Underlying Funds, and each Underlying Fund's allocation of its own assets among various types of securities.

12.
Comment:  In the Principal Investment Strategies section, the disclosure states that Underlying Funds invest in "bonds and notes issued by U.S. or foreign corporations."  Please identify the types of notes contemplated by this reference.

Response: The disclosure has been revised to state that Underlying Funds invest in "bonds and other debt securities issued by U.S. or foreign corporations."

13.
Comment:  In the Principal Risks section, the disclosure under "interest rate risk" includes a reference to floating-rate securities.  If the Fund intends to invest in floating-rate securities as a principal investment strategy, please include corresponding disclosure in the Principal Investment Strategies section.  If not, remove the reference to floating-rate securities.

Response: The reference to floating-rate securities has been deleted.

How the Funds Invest

14.
Comment:  Please consider moving the last paragraph on page 15, which discusses indirect Underlying Fund expenses, to the end of the section entitled "The Underlying Funds" on page 12 in order to clarify that this risk is applicable to both Funds.

Response: The last paragraph on page 15 has been set off by a row of asterisks to clarify that this risk is applicable to both Funds.

15.
Comment:  The disclosure under "Who Can Buy Shares of the Funds" states that "Class Y shares are sold to other mutual funds, such as funds-of-funds."  Given that the Funds are already funds-of-ETFs, please supplementally provide an example of the circumstances contemplated by this disclosure, given that in such a situation,  the investor could be subject to three levels of fees.

U.S. Securities and Exchange Commission

Response: The disclosure stating that Class Y shares are sold to other mutual funds, such as funds-of-funds, has been deleted.

16.
Comment:  Under "Selling Shares" on page 25, please add disclosure stating that securities received as proceeds from in-kind redemptions will be subject to market risk until they are sold and that the shareholder may incur brokerage fees, taxes, and other fees from the sale of such securities.

Response: The requested disclosure has been added.

Statement of Additional Information

17.
Comment:  Please confirm that, for purposes of the limit on investments in illiquid securities, the subadviser will look through to the Underlying Funds to ensure that each Fund's holdings of illiquid securities does not exceed 15% of the Fund's net assets at cost (and not at market).

Response: Each Underlying Fund trades on an exchange, and therefore, each Fund's investments in shares of an Underlying Fund would be considered liquid by the Fund.  When making investment decisions, the Funds' subadviser determines that the securities held can be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the instrument.

18.
Comment:  Please supplementally clarify how the fundamental investment restriction related to concentration on page 46 of the SAI works in conjunction with the non-fundamental investment restriction related to concentration on page 47 of the SAI and how they apply to the Funds.  The fundamental investment restriction on page 46 states that "a Fund may invest more than 25% of its total assets in securities of issuers in an industry if the concentration in an industry is the result of the weighting in a particular industry in one or more Underlying Funds."  The disclosure on page 47 states that "the aggregation  of holdings of the Underlying Fund may result in a Fund indirectly having concentrated assets in a particular industry or group of industries or in a single issuer."  How do these restrictions apply to Underlying Funds that are not tied to a specific index?

Response: The disclosure on page 47 works in conjunction with the second clause of the fundamental investment restriction on page 46 to clarify situations in which a Fund that invests in Underlying Funds may invest more than 25% of its total assets in a particular industry or group of industries (hereinafter referred to as "indirectly concentrating").  According to page 46, a Fund may indirectly concentrate if doing so is the result of investing in one or more Underlying Funds the holdings of which are weighted toward a particular industry or group of industries.  The disclosure on page 47 clarifies that a Fund may not concentrate its investments by directly investing more than 25% of its total assets in a particular

U.S. Securities and Exchange Commission

industry or group of industries; however, a Fund may indirectly concentrate if the more than 25% of the aggregate holdings of the Underlying Funds are invested in a particular industry or group of industries.

The Registrant notes that all Underlying Funds in which the Funds may invest track an Underlying Index.  If an Underlying Fund were not tied to a specific index, an analysis would have to be done to determine whether the Fund, by investing in the Underlying Fund, was investing more than 25% of its assets in the securities of issuers of a particular industry or group of industries and, as a result, was violating the fundamental investment restriction.

19.	Comment: On page 49 of the SAI, please include Stradley Ronon Stevens & Young, LLP in the list of third-party service providers that receive information about the Funds' portfolio holdings.

Response: The disclosure on page 49 states, "The Funds have ongoing arrangements to distribute information about the Funds' portfolio holdings to the Funds' third-party service providers described herein," followed by a list of the categories of service providers that receive such information.  The list includes "investment adviser, subadvisers, registered independent public accounting firm, administrator, transfer agent, sub-administrator, sub-transfer agent, custodian and legal counsel."  Each service provider, including Stradley Ronon Stevens & Young, LLP ("Stradley") is identified elsewhere in the SAI (as indicated by the phrase "described herein").  For example, Stradley is identified on page 64 of the SAI as the Funds' legal counsel.  Therefore, the Registrant respectfully declines to include Stradley in the list of third-party service providers on page 49, as it would require all otherwise identified entities to also be re-identified for the sole purpose of this section.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire